[Letterhead of Keefe, Bruyette & Woods, Inc.]

November 6, 2006

VIA EDGAR AND FACSIMILE

Mr. William Friar

Senior Financial Analyst

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	New Westfield Financial, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-137024)

Request for Acceleration of Effectiveness

Dear Mr. Friar:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), we, as the Underwriter in connection with the stock offering described in the prospectus contained in the above referenced Registration Statement, hereby join the Company in respectfully requesting that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended by pre-effective Amendments No. 1 and No. 2, be accelerated to 5:00 p.m. on Wednesday, November 8, 2006, or as soon as practicable thereafter.

Very truly yours,

KEEFE, BRUYETTE & WOODS., INC.

By:	/S/ PATRICIA MCJOYNT
Name: Patricia McJoynt Title: Managing Director